
11008004

ORIGINAL


SEC MAIL PROCESSING
RECEIVED
JUN 27 2011
WASH, D.C.
211
SECTION

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to ________.

Commission file number: 0-19345

A. Full title of the Plan:

ESB Financial Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ESB Financial Corporation
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the ESB Financial Corporation Retirement Savings Plan (the "Plan") and appear immediately after the signature page hereof:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Supplemental Schedule

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

June 27, 2011

By:



John T. Stunda
Senior Vice President of Human Resources

INDEX TO EXHIBITS

Number	Description
23.1	Consent of S.R. Snodgrass, A.C., Independent Registered Accounting Firm.

FINANCIAL STATEMENTS AND SCHEDULES

ESB Financial Corporation Retirement Savings Plan

Years ended December 31, 2010 and 2009
with Report of Independent Registered Public Accounting Firm

ESB Financial Corporation Retirement Savings Plan

Financial Statements and Schedules

Years ended December 31, 2010 and 2009

Contents


SNODGRASS
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ESB Financial Corporation
Ellwood City, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of ESB Financial Corporation Retirement Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ESB Financial Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010, and (2) Schedule H line 4j – Schedule of Reportable Transactions as of or for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.R. Snodgrass, A.C.

Wexford, Pennsylvania
June 27, 2011

S.R. Snodgrass, A.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania 15090-8399 * Phone: (724) 934-0344 * Facsimile: (724) 934-0345

ESB Financial Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2010	**2009**
Assets		
Contributions receivable	**$ 16,614**	**$ 40,488**
Investments	**14,774,703**	**12,179,316**
Notes receivable from participants	**448,160**	**267,014**
Total assets	**15,239,477**	**12,486,818**
Liabilities		
Excess contributions payable	**7,761**	**8,042**
Net assets available for benefits	**$ 15,231,716**	**$ 12,478,776**

See accompanying notes.

ESB Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31	
	2010	**2009**
Additions		
Investment income:		
Net appreciation in fair value of investments	$ 1,387,240	$ 1,789,914
Dividends and interest income	463,641	326,149
Total investment income	1,850,881	2,116,063
Contributions:		
Employer	280,096	263,684
Participant	600,761	560,299
Rollovers from ESOP	193,477	-
Total contributions	1,074,334	823,983
Total additions	2,925,215	2,940,046
Deductions		
Distributions to participants	(155,645)	(198,942)
Excess contribution payable	(7,761)	(8,042)
Other expenses	(8,869)	(4,297)
Total deductions	(172,275)	(211,281)
Net increase	2,752,940	2,728,765
Net assets available for benefits:		
Beginning of year	12,478,776	9,750,011
End of year	$ 15,231,716	$ 12,478,776

See accompanying notes.

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

1. Description of Plan

The following description of the ESB Financial Corporation (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who elect to participate in the plan. Great West Retirement Services has been retained to provide record keeping responsibilities and Reliance Trust Company has been appointed as Plan Trustee. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In December 2010, the plan adopted a new Great West Retirement Services platform which expanded investment options from fourteen funds to twenty seven funds including nine target date funds. On December 10, 2010 all of the Plan's investments, excluding Company common stock and notes receivable from participants were liquidated and on December 23, 2010 the funds were transfered to similar investment options. With this change, Roth IRA and self directed brokerage services were added to the plan and Reliance Trust Company was named trustee of the plan.

Contributions

Each year, participants may voluntarily contribute the lesser of $16,500 or 100% of their eligible earnings to the Plan, subject to annual limitations established by the Internal Revenue Service. Employees 50 years of age or older may annually contribute an additional $5,500 catch up contribution. The Company makes a maximum matching contribution of 100 percent of the first 1.0 percent and 50 percent of the next 5.0 percent of a participant's salary deferral contribution at the end of each pay period. The amount of matching contributions is a discretionary percentage determined by the Board of Directors and may be changed from time to time. Participants are eligible to receive a matching contribution subject to a vesting schedule, and may change their contribution rate or discontinue their contribution at any time. Employer contributions are invested in the ESB Financial Corporation (ESBF) Common Stock Fund. Employees have the ability to diversify the employer match from the ESBF Common Stock Fund to one of the Plan's other investment options. Beginning in February 2011, newly hired employees will be automatically enrolled in the plan on the first day of the month following 60 days of employment unless they opt out. These participants will be enrolled at a 3% contribution level which will be invested in the appropriate target date funds until otherwise directed by the participant. During 2010, contributions also included a converted amount from the Company's Employee Owned

Description of Plan (continued)

Stock Plan (ESOP). The Company's ESOP is required to offer eligible participants the opportunity to diversify the Company stock to other investments. As such, $193,477 was transferred from the Company's ESOP to the Company's Retirement Savings Plan in 2010. There were no such transfers during 2009.

Investments

Investments are reflected at the current value and include a fixed annuity fund, mutual funds and an employer stock fund. The market values of these accounts represent net asset values of investments held as of the end of plan year plus the value of any dividends and capital gains not yet reinvested. Investment transactions are accounted for on the trade-date basis.

Forfeitures

Forfeitures of matching contributions amounted to $3,766 and $3,046 during 2010 and 2009, respectively. Forfeitures were used to offset administrative expenses.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer's contributions and investment earnings. Allocations of employer matching contributions and plan earnings are based on individual participant contributions and participant account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and related investment earnings thereon is based on years of continuous service. Eligible service is defined as 1,000 hours of service within a plan year.

1. Description of Plan (continued)

The vesting schedule is as follows:

Years of Service	Vesting Percent
Under 2 years	0% vested
2 but less than 3 years	25% vested
3 but less than 4 years	50% vested
4 but less than 5 years	75% vested
After 5 years	100% vested

Benefit Payments

Participants or their beneficiaries are permitted to withdraw any portion of their vested account due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship or termination of employment. These hardship withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan. Nonvested company contributions are forfeited for participants who terminate employment.

Notes Receivable from Participants

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot exceed the lesser of $50,000 reduced by the excess of the highest outstanding loan balance in the prior 12 months over the outstanding loan balance on the date the loan is made, or one-half of a participant's total vested account balance. The loans bear interest at the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the interest of all participants in the plan assets will become fully vested, and the Plan Administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interest of the participants.

2. Summary of Significant Accounting Policies

General

The accompanying financial statements have been prepared on the accrual basis of accounting, except for distributions which are recorded when paid by the trustee.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan's gains and losses on investments bought and sold as well as held during the year.

Unit Value

The interest of each participant in the various funds is represented by units allocated to his/her account. The unit value is computed by dividing the number of units into the aggregate market value of the individual funds.

Contributions

Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Administrative Expenses

Administrative expenses of the Plan are paid for by the Company or through forfeitures of matching contributions. Administrative expenses include fees for recordkeeping, compliance testing, employee communication services, Form 5500 preparation services, benefit processing services, trust services, and document preparation and amendment services.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued additional guidance related to fair value measurements and the related disclosure requirement. The guidance requires plans to disclose investments that transfer in and out of Levels 1 and 2 and the reasons for those transfers. Additionally, in the reconciliation of changes in the fair value of investments using significant unobservable inputs (Level 3), plans should present separately information about purchases, sales, issuances and settlements. The updated guidance is effective for the Plan for the year ended December 31, 2010, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for the Plan for the year ended December 31, 2011. The adoption of this guidance did not and is not expected to have a material impact to the Plan's financial statements.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance, plus any accrued but unpaid interest. The guidance, which must be applied retrospectively, is effective for fiscal years ending after December 15, 2010 with early adoption permitted. The adoption of this guidance did not have a material impact to the Plan's financial statements.

3. Investments

All investment information disclosed in the accompanying financial statements and schedule, including investments held at December 31, 2010 and 2009, and interest and dividend income and net appreciation (depreciation) in fair value of investments for the years ended December 31, 2010 and 2009, were obtained or derived from information supplied to the Plan Administrator.

For the years ended December 31, 2010 and 2009, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

	2010		
	Current Value		Net Realized/ Unrealized Appreciation (depreciation)
Investments at fair value as determined by quoted market price:			
Participant-directed investments:			
Pimco Total Return Fund	$ -		$ (8,719)
Franklin Income Fund	-		41,757
Franklin Templeton Conserv. Alloc R	-		28,085
Mutual Global Discovery Fund	-		61,075
Franklin Real Estate Securities Fund	-		75,151
Franklin Templeton Moderate Alloc R	-		86,355
Mutual Shares Fund	-		63,710
Templeton Foreign Fund	-		27,231
Franklin Small Cap Value Fund	-		100,715
Franklin Growth Fund	-		87,867
Franklin Templeton Growth Alloc R	-		60,322
American Funds Invest Co of America R2	-		25,369
Common Stock Awaiting Purchase	16,055		-
Vanguard Target Retirement 2015 Fund	1,723,218	*	(19,676)
Vanguard Target Retirement 2020 Fund	1,050,826	*	(9,598)
Vanguard Target Retirement 2025 Fund	29,437		(593)
Vanguard Target Retirement 2035 Fund	517,531		(3,877)
Vanguard Target Retirement 2040 Fund	514		-
American Funds EuroPacific Growth R6	685,196		(8,300)
Oakmark International II	414,471		(1,242)
Vanguard REIT Index	389,502		12,988
Janus Triton I	3,115		(5)
Perkins Small Cap Value I	497,592		(9,490)
Vanguard Selected Value	57		-
American Funds Fundamental Investors R6	351,703		2,120
American Funds Growth Fund of America R6	692,433		(198)
RidgeWorth Large Cap Value Equity I	842,818	*	10,451
American Funds Capital World Bond R6	7		-
Pimco Total Return Instl	929,251	*	11,314
Key Guaranteed Portfolio Fund	2,488,581	*	-
ESB Financial Corporation Common Stock Fund	789,023	*	146,959
	11,421,330		779,771
Non-participant-directed investments:			
ESB Financial Corporation Common Stock Fund	3,353,373	*	607,469
	$ 14,774,703		$ 1,387,240

* Fair value of investment represents 5% or more of the Plan's net assets

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

	2009		
	Current Value		Net Realized/ Unrealized Appreciation
Investments at fair value as determined by quoted market price:			
Participant-directed investments:			
Putnam Stable Value Fund	$ 2,266,291	*	$ -
Pimco Total Return Fund	678,261	*	35,575
Franklin Income Fund	939,303	*	171,820
Franklin Templeton Conserv. Target	300,315		41,087
Mutual Global Discovery Fund	596,385		93,293
Franklin Real Estate Securities Fund	320,125		49,801
Franklin Templeton Moderate Target	807,660	*	133,977
Mutual Shares Fund	744,301	*	142,373
Templeton Foreign Fund	411,478		125,014
Franklin Small Cap Value Fund	443,020		97,055
Franklin Capital Growth Fund	-		42,730
Franklin Growth Fund	728,285	*	144,930
Franklin Templeton Growth Target	491,175		104,716
American Funds Invest Co of America R2	303,617		54,790
ESB Financial Corporation Common Stock Fund	628,389	*	111,091
	9,658,605		1,348,252
Non-participant-directed investments:			
ESB Financial Corporation Common Stock Fund	2,520,711	*	441,662
	$ 12,179,316		$ 1,789,914

* Fair value of investment represents 5% or more of the Plan's net assets

Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	Years ended December 31, 2010	2009
Beginning Balance	$ 2,520,711	$ 1,825,072
Change in net assets:		
Contributions	296,158	267,091
Transfers	(127,426)	(43,864)
Dividends/Interest	78,334	71,167
Net appreciation in fair value of investments	607,469	441,662
Distributions to participants	(21,871)	(40,415)
Other expenses	(2)	(2)
Ending Balance	$ 3,353,373	$ 2,520,711

4. Parties-in-Interest

The Plan Sponsor (the "Company") controls and manages the operation and administration of the Plan. The trustee (Reliance Trust Company) is the custodian for the ESBF common stock. Certain administrative costs, legal and accounting fees are paid by the Plan Sponsor, in 2010 and 2009 those fees totaled approximately $10,665 and $10,063.

At December 31, 2010 and 2009, the Plan held an aggregate of 255,074 and 238,207 shares of ESB Financial Corporation common stock valued at $4,142,396 and $3,149,100, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan

Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

7. Fair Value Measurements

The Plan provides enhanced disclosures about assets and liabilities carried at fair value. Disclosures follow a hierarchal framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table presents the Plan's assets at their fair value on a recurring basis as of December 31, 2010 and 2009 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2010			
	Level I	Level II	Level III	Total
Assets:				
Mutual Funds:				
Bond funds	$ 929,258	$ -	$ -	$ 929,258
Balanced funds	3,321,526	-	-	3,321,526
Large Cap funds	1,886,954	-	-	1,886,954
Small Cap funds	500,707	-	-	500,707
International funds	1,099,667	-	-	1,099,667
Other funds	389,559	-	-	389,559
Common Stock - financial institutions	4,142,396	-	-	4,142,396
Fixed Annuities	-	2,504,636	-	2,504,636
Total assets at fair value	$12,270,067	$2,504,636	$ -	$14,774,703

	December 31, 2009			
	Level I	Level II	Level III	Total
Assets:				
Mutual Funds:				
Capital preservation funds	$ 2,266,291	$ -	$ -	$ 2,266,291
Bond funds	678,261	-	-	678,261
Balanced funds	2,538,453	-	-	2,538,453
Large Cap funds	1,776,203	-	-	1,776,203
Small Cap funds	443,020	-	-	443,020
International funds	1,007,863	-	-	1,007,863
Other funds	320,125	-	-	320,125
Common Stock - financial institutions	3,149,100	-	-	3,149,100
Total assets at fair value	$12,179,316	$ -	$ -	$12,179,316

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: Valued at the net asset value of shares held by the plan at year end.

Fixed Annuities: Valued based upon valuation methods disclosed in the annuity contract as calculated by the annuity provider.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

8. Fair Value of Financial Instruments

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in ESB Financial Corporation Retirement Savings Plan, contributions receivable, and notes receivable from participants would be considered financial instruments. At December 31, 2010 and 2009, the carrying amounts of these financial instruments approximate fair value.

ESB Financial Corporation Retirement Savings Plan
EIN: 25-1659846 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Key Guaranteed Portfolio Fund	Fixed Annuities	$ 2,485,850	$ 2,488,581
Common Stock Awaiting Purchase	Fixed Annuities	16,055	16,055
Vanguard Target Retirement 2015 Fund	Mutual fund	1,743,479	1,723,218
Vanguard Target Retirement 2020 Fund	Mutual fund	1,060,423	1,050,826
Vanguard Target Retirement 2025 Fund	Mutual fund	30,030	29,437
Vanguard Target Retirement 2035 Fund	Mutual fund	521,408	517,531
Vanguard Target Retirement 2040 Fund	Mutual fund	514	514
American Funds EuroPacific Growth R6	Mutual fund	693,496	685,196
Oakmark International II	Mutual fund	415,712	414,471
Vanguard REIT Index	Mutual fund	376,514	389,502
Janus Triton I	Mutual fund	3,120	3,115
Perkins Small Cap Value I	Mutual fund	507,083	497,592
Vanguard Selected Value	Mutual fund	57	57
American Funds Fundamental Investors R6	Mutual fund	349,582	351,703
American Funds Growth Fund of America R6	Mutual fund	692,631	692,433
RidgeWorth Large Cap Value Equity I	Mutual fund	832,367	842,818
American Funds Capital World Bond R6	Mutual fund	7	7
Pimco Total Return Instl	Mutual fund	918,995	929,251
ESB Financial Corporation:			
Common stock*	255,074 shares	3,032,240	4,142,396
Notes receivable from participants*	Interest rates range from 3.25% to 8.25% and have maturity dates through 2025	448,160	448,160

*—Party-in-interest to the Plan

ESB Financial Corporation Retirement Savings Plan
EIN 25-1659846 Plan Number: 002
Schedule H, Line 4j - Schedule of Reportable Transactions

December 31, 2010

Description of Assets	Purchases	Sales	Cost of Assets Sold	Net Gain (Loss)
Type (i) Transactions - a single transaction in excess of 5 percent of the fair value of Plan assets				
Mutual Global Discovery Fund - R	$	$ 674,722	$ 579,599	$ 95,123
Franklin Growth Fund - R		679,714	495,331	184,383
Mutual Shares Fund - R		822,880	813,687	9,193
Franklin Income Fund - R		1,174,002	1,217,875	(43,873)
Franklin Templeton Moderate Alloc R		994,987	855,536	139,451
Pimco Total Return - A		918,789	915,004	3,785
Putnam Stable Value Fund		2,458,477	2,458,477	-
Vanguard Target Retirement 2015 Fund	1,756,876			
Vanguard Target Retirement 2020 Fund	994,987			
American Funds EuroPacific Growth R6	674,722			
American Funds Growth Fund of America R6	679,714			
RidgeWorth Large Cap Value Equity I	822,880			
Pimco Total Return Instl	918,789			
Key Guaranteed Portfolio Fund	2,458,477			

Exhibit 23.1

Consent of S.R. Snodgrass A.C., Independent Registered Accounting Firm


SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement (No. 333-95725) on Form S-8 of ESB Financial Corporation Retirement Savings Plan of our report dated June 27, 2011, relating to the financial statements and supplemental schedules of the ESB Financial Corporation Retirement Savings Plan, which appears in this Annual Report of Form 11-K of ESB Financial Corporation Retirement Savings Plan for the year ended December 31, 2010.

S.R. Snodgrass, A.C.

Wexford, Pennsylvania
June 27, 2011

S.R. Snodgrass, A.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania 15090-8399 * Phone: (724) 934-0344 * Facsimile: (724) 934-0345